

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 21, 2010

Via U.S. Mail and Facsimile at (206) 674-3459

Bradley S. Powell
Chief Financial Officer
Expeditors International of Washington, Inc.
1015 Third Avenue, 12th Floor
Seattle, WA 98104

Re: Expeditors International of Washington, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2010
File No. 000-13468

Dear Mr. Powell:

    We have completed our review of your Definitive Proxy Statement on Schedule 14A and have no further comments at this time.

Regards,

Max A. Webb
Assistant Director